File No. 70-09985


                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________
                         Post-Effective Amendment No. 1
                                       to
                                    Form U-1
                             Application/Declaration
                                    under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

            E.ON AG                           Powergen plc
            E.ON-Platz 1                      City Point
            40479 Dusseldorf                  1 Ropemaker Street
            Germany                           London EC2Y 9HT
                                              United Kingdom


                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ________________________________________

                                     E.ON AG
                    (Name of top registered holding company)
                    ________________________________________

  Ulrich Hueppe                                Chris Salame
  General Counsel, Executive Vice President    Company Secretary
  Dr. Guntram Wuerzberg                        Powergen plc
  Vice President General Legal Affairs         City Point
  E.ON AG                                      1 Ropemaker Street
  E.ON-Platz 1                                 London EC2Y 9HT
  40479 Dusseldorf                             United Kingdom
  Germany                                      Telephone:  011-44-207-826-2742
  Telephone: 011-49-211-4579-388               Facsimile: 011-44-207-826-2889
  Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

  Tia S. Barancik                              Markian M. W. Melnyk
  LeBoeuf, Lamb, Greene &                      LeBoeuf, Lamb, Greene &
    MacRae, L.L.P.                               MacRae, L.L.P.
  125 West 55th Street                         1875 Connecticut Ave., N.W.
  New York, NY 10019-5389                      Washington, D.C. 20009-5728
  Telephone: (212) 424-8455                    Telephone: (202) 986-8212
  Facsimile: (212) 424-8500                    Facsimile: (202) 986-8102

Item 1.  Description of the Proposed Transaction

A.  Introduction

     By order dated June 14, 2002, (E.ON AG, et al, Holding Company Act Release No. 27539), ("June Order"), the Securities and Exchange Commission ("Commission") authorized the acquisition of Powergen plc ("Powergen") by E.ON AG ("E.ON") (the "Acquisition") and authorized terms of the financing of the E.ON holding company system as well as certain related transactions. The June Order granted the Form U-1 Application - Declaration, originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1, filed on October 23, 2001, Amendment No. 2, filed on December 21, 2001, Amendment No. 3, filed on June 11, 2002, and Amendment No. 4, filed on June 14, 2002 (the "Acquisition Application"), and the Form U-1 Application - Declaration, originally filed in File No. 70-9985 on October 2, 2001, and subsequently amended by Amendment No. 1, filed on October 23, 2001, Amendment No. 2, filed on March 13, 2002, and Amendment No. 3, filed on June 11, 2002 (the "Financing Application").

     E.ON, a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act that in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON's interest in LG&E Energy is held indirectly through several intermediate holding companies organized in Germany, the UK, Luxembourg and the US, including Powergen and Powergen US Investments Corp. ("PUSIC").

     The Financing Application requested that the Commission reserve its jurisdiction over the issuance of a note by E.ON US Verwaltungs GmbH ("E.ON US")1 in connection with the transfer of PUSIC to E.ON US (the "Transfer") until a fair value study is complete and the record has been supplemented to indicate the value assigned to PUSIC under the study and the amount and other terms of the note. To simplify its corporate structure, E.ON proposed to transfer PUSIC from the Powergen chain of companies to E.ON US, a German-organized registered holding company and a direct subsidiary of E.ON.

     This post-effective amendment to the Financing Application completes the record with regard to the Transfer and seeks a release of jurisdiction so that E.ON may effect the Transfer. The June Order described the transaction as follows:

          Powergen will continue to hold LG&E Energy through the Powergen Intermediate Holding Companies, each of which is a registered holding company, for a period of time not to exceed twelve months after the Acquisition. This will allow time for E.ON to accomplish a reorganization (the "Reorganization") in which the ownership of PUSIC, (one of the Powergen Intermediate Holding Companies and the immediate parent of LG&E Energy) will be transferred to E.ON US, a direct subsidiary of E.ON. The


--------------------------
1 E.ON US Verwaltungs GmbH is in the process of changing its name to E.ON US Holding GmbH.

          Merger Applicants state that the reorganized corporate structure will take in to account international tax regulations and will clearly separate the domestic utility operations of the Utility Subsidiaries from the other businesses of E.ON and Powergen.

          The Merger Applicants expect that the transfer of PUSIC will be made in exchange for cash and/or a note. If issued, it is expected that the note will be in an amount not to exceed the fair market value of PUSIC and will bear interest at a market-based rate. The Merger Applicants request the Commission to reserve jurisdiction over the transfer of PUSIC and the issuance of the note until the record in this matter has been supplemented to indicate the amount and other terms of the note.

June Order at 20.  Details of the Transfer are provided below.

B.  Description of the Transfer

1.  Steps of the Transfer

     Abbreviated corporate charts showing E.ON and its UK and US holding company chains before and after the transfer are included as Exhibit A-1 and A-2 to this post-effective amendment. Currently, E.ON holds LG&E Energy through several intermediate registered holding companies. E.ON's first tier subsidiary is E.ON UK Verwaltungs GmbH ("E.ON UK"),2 a German-organized company. E.ON UK owns E.ON UK plc, a UK company, that in turn owns Powergen, also a UK company.3 Powergen owns Powergen US Holdings Limited ("PUSHL"), a UK company, which in turn owns Powergen US Investments ("PUSI"), also a UK company. PUSI owns Powergen Luxembourg sarl ("PLS"), a Luxembourg company, which in turn holds PUSIC, a Kentucky corporation.4 PUSIC owns LG&E Energy, also a Kentucky corporation.

     The Transfer will be effected in several steps. First, PLS will transfer 99.5% of its 100% shareholding in PUSIC to E.ON US for market value consideration. E.ON US proposes to pay $1,791,000,000 in cash to PLS as consideration for approximately 99.5% of the outstanding equity of PUSIC. PUSIC's value was established by reference to a valuation report prepared by Standard & Poor's, which was based upon a fair value analysis it had performed to value all of Powergen's assets for purposes of allocating the price paid by E.ON for Powergen to its asset and goodwill accounts. A copy of the valuation report is attached hereto as Exhibit B-1. To ensure that no Luxembourg tax is payable on this transfer, PLS is required to retain a shareholding in PUSIC with a value of at least Euro 6 million for more than 12 months.

--------------------------
2 E.ON UK Verwaltungs GmbH is in the process of changing its name to E.ON UK Holding GmbH.

3 E.ON UK plc and Powergen plc also are in the process of changing to UK private limited companies or "Ltd.s".

4 Since the acquisition of Powergen by E.ON, the following changes have occurred. Ownership of PUSIC has been transferred from Powergen Luxembourg Holdings sarl (10%) and Powergen Luxembourg Investments sarl (90%) to PLS. Powergen Luxembourg Investments sarl (formerly a wholly-owned subsidiary of Powergen Luxembourg Holdings sarl) has been liquidated. Under the June Order, changes to the intermediate holding company chain may be made provided that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure, or (iii) will have any material impact on the financial condition or operations of LG&E Energy or its public utility subsidiary companies.

     PLS is expected to use the sale proceeds received on the disposal of its PUSIC interest to subscribe for non-voting shares issued by Powergen UK Securities ("PUKS"), a special purpose financing subsidiary held by Powergen. PUKS will loan these funds to PUSHL, thereby making these funds available to E.ON's UK group of companies.

     In the next step, E.ON US contributes its shareholding in E.ON North America Inc. ("E.ON NA") that it had acquired from E.ON and VEBA Electronics US Holding GmbH, an indirect E.ON subsidiary, to PUSIC in exchange for PUSIC common stock.5

     In the last step, PLS transfers its residual 0.5% shareholding in PUSIC to E.ON US for market value consideration in cash. PLS uses the sale proceeds to acquire non-voting securities of PUKS as described above. The timing of this last step will occur more than 12 months after the initial transfer of PUSIC to E.ON US described in the first step above.

     It is notable that PUSIC is transferred for cash consideration only. Consequently, the issue for consideration in connection with the release of jurisdiction is limited to whether the Transfer results in an appropriate corporate structure under the Act, not whether any financing in connection with the Transfer is appropriate.

2.  Resulting Corporate Structure

     After the consummation of the Transfer, E.ON will indirectly own LG&E Energy through two intermediate holding companies that are wholly owned directly or indirectly and fully controlled by E.ON: E.ON US and PUSIC. LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. This corporate structure has the advantage of creating a clear separation between the U.S. utility operations in the E.ON group of companies and E.ON's UK businesses. It also involves only German and US corporations as holding companies with respect to the LG&E Energy group. A chart depicting the corporate structure of E.ON and the US and UK corporate chains after the Transfer is included in Exhibit A-2 to this post-effective amendment.

     In connection with the Transfer, E.ON also expects to conduct a minor reorganization of E.ON NA under the authorization to reorganize certain nonutility companies granted in the June Order. See June Order at 88. E.ON NA, a Delaware corporation, has served in the past as the holding company for certain of E.ON's activities in North America, handling finance, legal, tax and other service functions. E.ON NA owns Fidelia Inc. ("Fidelia"), a finance company subsidiary organized under Delaware law.

     As noted above, E.ON US will contribute its shareholding in E.ON NA to PUSIC in exchange for additional shares to be issued by PUSIC. Upon completion of this contribution, E.ON NA may distribute its shareholding of Fidelia Inc. ("Fidelia"), to PUSIC. The resulting flatter corporate structure achieves tax efficiencies through the formation of a single US consolidated tax group, and simplifies the overall corporate structure of the E.ON group.

--------------------------
5 At or about this point PUSIC will change its name to E.ON US Investments Corp.

     The Transfer will not affect the subscription agreement that is currently in place between PUSIC and Powergen US Securities Ltd. ("PUSSL"). Under the subscription agreement, PUSIC subscribed for $10,000 of ordinary stock of PUSSL and a company that subsequently merged into PUSIC made an initial subscription of $5 million for 5 different classes of non-voting stock issued by PUSSL. The terms of the non-voting stock permit PUSSL to make calls for future subscriptions in respect of those shares of predefined amounts on future dates specified in the Subscription Agreement. PUSIC then sold the ordinary and non-voting PUSSL stock to Powergen Luxembourg Holdings sarl ("PLHS"), a subsidiary of PLS, but under the terms of the Sale and Purchase Agreement retained the obligation to meet the future calls on the non-voting stock. The price paid by PLHS for the non-voting stock ($3.1 billion) therefore amounted to the net present value ("NPV") of the future calls (i.e., effectively their market value on a discounted cash flow basis). The $3.1 billion consideration was used to repay the outstanding liabilities owing by Powergen USA (the former ultimate U.S. parent of LG&E Energy and formerly an intermediate holding company in the Powergen chain) to the intermediate Luxembourg holding companies under the loan notes put in place on the initial acquisition of LG&E Energy by Powergen.

     PUSIC therefore has the ongoing commitment to make the calls. The timing and amounts of the calls (and related security arrangements) are very similar to those arising under a debt instrument. As a result, under US GAAP (and for the purposes of determining US taxable income) the payments under the calls (other than the final payment in respect of each class which is treated as a repayment of loan principal) are regarded as interest and the NPV of the obligation to make the future payments is recorded as debt.6

Item 2.  Fees, Commissions and Expenses

     The total fees, commissions, and expenses expected to be incurred in connection with the preparation of this post-effective amendment and the Transfer will be filed by amendment.

Item 3.  Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are applicable to the proposed transaction:

         Sections of the Act        Transactions to which section or rule is
                                    applicable:

         9(a)(2), 10                Acquisition by E.ON US of the common
                                    stock of PUSIC.

--------------------------
6 The Acquisition Application noted at 32, n. 27, that "in the event of the E.ON reorganization [i.e., the Transfer], the stock of PUSIC will be transferred from the Powergen Intermediate Holding Companies to E.ON US for value payable in the form of cash or a loan note. PUSIC's obligation in respect of the capital call described above will remain a continuing obligation of PUSIC."

A.  Legal Analysis of the Transfer

     Under Section 9(a)(2) of the Act, it is unlawful, without approval of the Commission under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any securities of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per cent or more of the outstanding voting securities of such specified company."

     Because E.ON US will acquire 100% of the voting securities of PUSIC and, indirectly, LG&E and KU, E.ON must demonstrate that the Transfer meets the criteria of Section 10 of the Act and must obtain the Commission's authorization prior to completing the Transfer. In the June Order the Commission stated that all of the criteria of Section 10 of the Act were met with respect to E.ON's acquisition of Powergen and E.ON's indirect acquisition of LG&E and KU. In addition, the June Order clearly takes notice of the Transfer and the resulting corporate structure whereby E.ON US acquires ownership of PUSIC and its indirect public utility subsidiary companies. In particular, the Applicants have already demonstrated that:

          - the Acquisition does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers;

          - the consideration to be paid by E.ON in connection with the Acquisition is reasonable and fair in relation to the utility assets underlying the Powergen securities to be acquired;

          - the Acquisition will not result in an unduly complicated capital or corporate structure for the E.ON system;

          - the Acquisition will comply with all applicable state laws, including state laws applicable to combination electric and gas utilities;

          - the Acquisition tends towards the economical and efficient development of an integrated public utility system and the additional gas system of LG&E may be retained; and

          -    the Acquisition is consistent with Sections 8 and 11 of the Act.

     The Transfer is merely a subset of the Acquisition and, except to the extent the Commission reserved jurisdiction over the issuance of a note in respect of the Transfer and any other relevant aspects of that transaction, the Transfer therefore also meets all of the above criteria under Section 10 of the Act. Because no note will be issued as consideration for the Transfer the discussion below is limited to whether the consideration for the transfer of PUSIC is fair in relation to the utility assets acquired and whether undue complication to E.ON's corporate structure or capital structure is caused by the Transfer.

B.   Reasonableness of Consideration

          The Consideration to be Paid by E.ON US in Connection with the Transfer is Reasonable and Fair in Relation to the Utility Assets Underlying the PUSIC Securities to be Acquired.

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration to be given by E.ON US to the holders of PUSIC's common stock in connection with the Transfer is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired.7 The consideration to be paid by E.ON US has been determined through a valuation study prepared by Standard & Poor's, an independent third party with a reputation for expertise in the field of corporate financial analysis.

C.   Capital Structure and Corporate Structure Complication

          The Transfer Does Not Cause the E.ON System to Have an Unduly Complicated Capital Structure or Corporate Structure.

     Sections 10(b)(3), 11(a) and 11(b)(2) of the Act impose various requirements as to the corporate and capital structure of the E.ON system subsequent to the Acquisition.8

     E.ON's corporate structure after the Transfer will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting holding company system. Indeed, the Transfer would simplify the corporate structure by reducing the number of holding companies that own a direct or indirect interest in the public utility subsidiaries and reducing the number of jurisdictions in which those interests are held.

     The Transfer also does not adversely affect the capital structure of the E.ON group because it is a cash transaction. No additional debt is issued that could increase the leverage of the E.ON group or lead to a decrease in financial soundness.

--------------------------
7 Under Section 10(b)(2) of the Act the Commission shall approve an acquisition unless it finds that "in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

8 Under Section 10(b)(3) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system." Section 11(a) of the Act requires the Commission to examine the corporate structure of a registered holding company system "to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system." Section 11(b)(2) requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company."

Item 4.  Regulatory Approvals

     No U.S. federal or state regulatory approvals, other than the authorization of this Commission, are required in connection with the Transfer.

Item 5.  Procedure

     Applicants respectfully request the Commission to issue on order releasing jurisdiction and permitting the Transfer to proceed as described in this post-effective amendment as soon as possible and not later than January 31, 2003. The Transfer was described extensively in E.ON's Financing Application (at
41) and Acquisition Application (at 31). A notice of the Financing Application was issued by the Commission on March 12, 2002 (Holding Co. Act Release No. 27497) and the Acquisition Application notice was issued on December 21, 2001 (Holding Co. Act Release No. 27482). No public comments were received on the Financing Application and the Acquisition Application drew comments from two individuals that were unrelated to the Transfer. The request for reservation of jurisdiction over the Transfer was made in the Financing Application and, accordingly, Applicants request that the Commission deem that adequate notice of the Transfer has been provided and no comments were received with respect thereto. Based on the prior notice of the Financing Application the Commission may proceed to issue an order releasing jurisdiction and authorizing the Transfer forthwith.

     A recommended decision by a hearing or other responsible officer of the Commission is not needed to authorize the Transfer. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibit List

A.   Exhibits

A-1 Corporate Chart of the E.ON US and UK Chains Prior to the Transfer (to be filed under Form SE).
A-2 Corporate Chart of the E.ON US and UK Chains After the Transfer (to be filed under Form SE).
B-1  Valuation Report Prepared by Standard & Poor's.*
C-1  Opinion of Counsel.*
D-1  Past-Tense Opinion of Counsel.*

(*) To be filed by amendment.

B.   Financial Statements

None.

Item 7.  Information as to Environmental Effects

     The transaction proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the transaction will not result in changes in the operations of E.ON and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized on the dates indicated. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

E.ON AG

By:    /s/ Dr. Guntram Wurzberg                   By:      /s/ Dr. Patrick Wolff
       ------------------------                            ---------------------

Name:  Dr. Guntram Wurzberg                       Name: Dr. Patrick Wolff
Title: Vice President General Legal Affairs       Title: General Legal Affairs

Date:  December 30, 2002                          Date:  December 30, 2002

Powergen plc


By:    /s/ Dr. Guntram Wurzberg
       ------------------------

Name:  Dr. Guntram Wurzberg
Title: Vice President General Legal Affairs,
       E.ON AG

Date:  December 30, 2002